WS5954
                      [INSERT NAME AND ADDRESS OF INVESTOR]








August __, 2000

BBH Common Settlement Fund, Inc.
63 Wall Street
New York, NY  10005

Ladies and Gentlemen:

         With respect to my purchase from you of [NUMBER] shares of common stock in BBH Common Settlement Fund, Inc. (the "Fund"), at the purchase price of $___________ (the "Shares"), I hereby advise you that I am purchasing the Shares with no intention to dispose of them through resale to others or redemption by me from the Fund.

         The amount paid by the Fund on any redemption by me of any such shares will be reduced by a portion of any unamortized organization expenses, determined by the proportion of the number of shares redeemed to the number of initial shares of the Fund owned by all holders outstanding shares immediately prior to such redemption.

Very truly yours,

[INSERT NAME]



By:
Name: